SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F             Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2014, incorporated by reference herein:
Exhibit
99.1 Release dated April 17, 2014, entitled “APPOINTMENT OF NON-EXECUTIVE
DIRECTOR”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 17, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
APPOINTMENT OF NON-EXECUTIVE DIRECTOR
In compliance with paragraph 3.59(a) of the JSE Limited Listings Requirements, DRDGOLD is
pleased to announce that with effect from 25 April 2014, Mr Johan Holtzhausen has been appointed as an Independent Non-Executive Director of the Company.
Mr Holtzhausen is a Chartered Accountant (South Africa) and he holds a Bachelor of Science degree from the University of Stellenbosch and a Bachelor of Accounting Science Honours degree obtained at the University of South Africa. He has over 42 years experience in the accounting profession. He was a senior partner at KPMG and held the highest Generally Accepted Accounting
Principles (United States), Generally Accepted Auditing Standards and Sarbanes-Oxley Act
accreditation required to service clients in stock exchanges in the United States of America. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia
and the United States of America.
He currently serves as an independent director and chairs the audit and risk committee, on a voluntary basis, of the Tourism Enterprise Partnership, a South African non-profit company, which is a leading small business development agency funded by a public-private partnership. He chairs the audit and risk committee of Tshipi e Ntle Manganese Mining Proprietary Limited, an emerging
South African manganese miner. Johan chairs the audit and risk committee, and is a non-
executive director of Caledonia Mining Corporation, a Canadian corporation listed in the United
States of America, Canada and the United Kingdom.
Roodepoort
17 April 2014
Sponsor
One Capital